

May 13, 2013

<u>Via Email</u>
Timothy C. Delmore
Chief Financial Officer
Arctic Cat Inc.
505 North Highway 169 Suite 1000
Plymouth, Minnesota 55441

> **Re: Arctic Cat Inc.**
> **Form 10-K for the Year Ended March 31, 2012**
> **Filed June 8, 2012**
> **File No. 000-18607**

Dear Mr. Delmore:

We have reviewed your response dated April 12, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended March 31, 2012

Note K. Segment Reporting, page 49

1. We have reviewed your responses to our prior comments 2 and 3. We note that you consider Snowmobiles, ATVs and Parts, Garments and Accessories to constitute operating segments under ASC 280-10-50-1. We also note that you aggregate these segments into two segments (Snowmobiles/ATVs and Parts, Garments and Accessories) for reporting purposes. Your responses appear to be inconsistent with the disclosures currently provided in your financial statements. Specifically, reference is made to the Summary of Significant Accounting Policies on page 36 which states that Arctic Cat "operates in a single industry segment . . ." We believe this disclosure should be revised on an ongoing basis to include information comparable to that furnished to the staff in your response. Reference is also made to your Segment Reporting disclosures in Note K. It appears that additional disclosures are required pursuant to ASC 280-10-50-20 through 50-25, as applicable. Consideration should also be

given to the disclosure requirements of ASC 280-10-50-30 through 50-32. Please provide us with a draft of your proposed revisions to your footnote disclosures. Alternatively, if you continue to believe that that your current disclosures are sufficient, please explain the basis for your conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief